1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 12, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

Announcement
Joint Venture Arrangement in relation to the Saudi Arabia Aluminum Project

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept joint and several responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

On 9 May 2008, Chalco Hong Kong Limited, a subsidiary of the Company, entered into a Joint Venture Arrangement with Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG). The three parties had entered into a memorandum of understanding ("MOU") on 3 October 2007 with the intention of setting up a joint venture. On 24 November 2007 the parties entered into a Joint Venture Framework Agreement, and received a project permit issued by the Government of Saudi Arabia. The three parties also signed a Support and Undertaking MOU with the Investment Department of Saudi Arabia in respect of this project when the Joint Venture Arrangement was entered into.

Under the Joint Venture Arrangement, the joint venture will develop and operate a primary aluminum plant with an annual capacity of approximately 1 million tonnes and a self-owned power plant in Jazan Economic City of Saudi Arabia. The Joint Venture Arrangement demonstrated only the preliminary and non-binding intent of the parties.

The primary aluminum plant will be constructed in three phases, with a planned annual capacity of 1 million tonnes of primary aluminum. The expected construction scale for the self-owned power plant is 1,860MW. The total investment of the project is estimated to be approximately US$4.5 billion. The Company proposed to hold 40% and 20% equity interest in the primary aluminum plant and self-owned power plant, respectively, making it the largest shareholder in the aluminum project and the third largest shareholder in the self-owned power plant.

The project is an important initiative for the Company to turn to overseas areas with abundant energy and resources for vigorous development of the primary aluminum business, and allows for the achieving of gradual strategic structure adjustments for the Company.

The Company will disclose in accordance with the relevant requirements of the Listing Rules should the project further progress.

The Board of Directors
Aluminum Corporation of China Limited
9 May 2008

By order of the Board of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Beijing, PRC
9 May 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary